FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on April 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 1, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept.
Tel: Date: URL:	+81-(0)3-5561-2616 April 30th, 2008 http://www.komatsu.com/

Consolidated Business Results for the Fiscal Year Ended March 31, 2008 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2008

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlight

    (For the fiscal years ended March 31, 2008 and 2007)

Millions of yen & US dollars

except per share amounts

	2008 (A)		2007 (B)	Changes Increase (A)-(B)
	Yen	Dollar	Yen	Yen	(%)
Net sales	2,243,023	22,430	1,893,343	349,680	18.5%

Operating income	332,850	3,329	244,741	88,109	36.0%

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210	3,222	236,491	85,719	36.2%

Net income	208,793	2,088	164,638	44,155	26.8%

Net income per share (Yen & US dollars)
Basic	¥209.87	$2.10	¥165.70	¥44.17

Diluted	¥209.59	$2.10	¥165.40	¥44.19

Return on equity	25.1%		23.5%	1.6%

Return on total assets	16.3%		13.5%	2.8%

Return on sales	14.8%		12.9%	1.9%

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2008 at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008.

	2)	Equity in earnings of affiliated companies:

2008: 6,845 millions of yen 2007: 3,098 millions of yen

	3)	Net income per share above is based on the provisions of the Statement of Financial Accounting Standards No.128, “Earnings per share.”

	4)	Return on total assets is calculated by using income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies.

	5)	Return on sales is calculated by using operating income.

(2) Consolidated Financial Position

    (As of March 31, 2008 and 2007)

Millions of yen

except per share amounts

	2008	2007
Total assets	2,105,146	1,843,982
Shareholders’ equity	887,126	776,717
Shareholders’ equity ratio	42.1%	42.1%
Shareholders’ equity per share (Yen)	891.49	781.57

(3) Consolidated Cash Flow

    (For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008	2007
Net cash provided by operating activities	160,985	162,124
Net cash used in investing activities	(128,182)	(99,620)
Net cash used in financing activities	(17,422)	(41,389)
Cash and cash equivalents, end of year	102,010	92,199

2. Dividends

    (For the fiscal years ended March 31, 2008 and 2007, and ending March 31, 2009)

	2008	2007	2009 Projections
Cash dividends per share (Yen)
Interim	20.00	13.00	22.00
Year-end	22.00	18.00	22.00
Total	42.00	31.00	44.00
Annual dividends (Millions of yen)	41,816	30,821	—
Payout ratio (Consolidated basis) (%)	20.0	18.7	20.0
Dividends as percentage of equity (Consolidated basis) (%)	5.0	4.4	—

3. Projections for the Fiscal Year Ending March 31, 2009

    (From April 1, 2008 to March 31, 2009)

Millions of yen

except per share amounts

	The first half of the year		The entire fiscal year
		Changes Increase		Changes Increase
Net sales	1,250,000	15.7%	2,580,000	15.0%
Operating income	171,000	4.9%	360,000	8.2%
Income before income taxes, minority interests and equity in earnings of affiliated companies	170,000	7.2%	353,000	9.6%
Net income	105,000	1.2%	219,000	4.9%
Net income per share (basic)	¥105.52		¥220.08

Notes:	1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

4. Others

(1) Changes in Group of Entities

      Consolidated subsidiaries

Added:	27 companies
Added (From affiliated companies):	3 companies
Removed (Merger etc.):	10 companies

      Affiliated companies accounted for by the equity-method

Added:	5 companies
Removed (To consolidated companies):	3 companies
Removed (Exclusion):	1 company

      Note: See “Basis of Financial Statements (Consolidated)” on page 20 for more details.

(2) Changes in Accounting Principles, Procedures and Presentations

      1) Changes resulting from revisions in accounting principles, etc.: Applicable

      2) Change in other matters except for 1) above: None

      Note: See “Basis of Financial Statements (Consolidated)” on page 20 for more details.

(3) Number of Common Shares Outstanding

      1) The numbers of common shares outstanding including treasury stock as of March 31 were as follows:

2008:	998,744,060 shares
2007:	998,744,060 shares

2) The numbers of treasury stock as of March 31 were as follows:

2008:	3,640,213 shares
2007:	4,957,301 shares

3) The numbers of average common shares outstanding were as follows:

2008:	994,844,955 shares
2007:	993,597,436 shares

Note:	See “Net Income per Share” on page 25 for the number of shares of common stock, which was used as the basis for calculating the amount of net income per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

1. Results for the Fiscal Year Ended March 31, 2008

    (For the fiscal years ended March 31, 2008 and 2007)

(1) Non-Consolidated Financial Highlights

Millions of yen & US dollars

except per share amounts

	2008 (A)			2007 (B)	Changes Increase (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	926,731	9,267		758,529	168,202	22.2

Operating profit	127,143	1,271		90,475	36,667	40.5

Ordinary profit	135,500	1,355		98,149	37,351	38.1

Net income	96,832	968		82,843	13,989	16.9

Net income per share (Yen & US cents)
Basic	¥97.28	97.3	¢	¥83.34	¥13.94
Diluted	¥97.03	97.0	¢	¥83.07	¥13.96

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2008, at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008.

(2) Non-Consolidated Financial Position

    (As of March 31, 2008 and 2007)

	2008	2007
Total assets (Millions of yen)	1,047,015	974,858
Net assets (Millions of yen)	622,354	576,139
Equity ratio (%)	59.3	59.0
Net assets per share (Yen)	623.81	578.74

Notes: Shareholders’ equity:	2008:	621,093 Million yen
	2007:	575,475 Million yen

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the fiscal year ended March 31, 2008, the Komatsu Group (hereinafter “Komatsu”) renewed record-high sales and profits, marking the sixth consecutive fiscal year of growth in both sales and profits.

Consolidated net sales reached ¥2,243.0 billion (US$22,430 million). In the construction and mining equipment segment, Komatsu boosted sales by steadily capitalizing on expanded demand against the backdrop of thriving resource development around the world and infrastructure development particularly in emerging powers. Komatsu also expanded sales of forklift trucks and industrial machinery, reflecting buoyant capital investments in Japan and overseas.

Operating income for the year increased to ¥332.8 billion (US$3,329 million), and operating income ratio improved 1.9 percentage points over the previous fiscal year, to 14.8%. Operating income improved 36.0% due not only to expanded sales, centering on construction and mining equipment, but also to the successful realization of prices for construction and mining equipment in Japan and overseas. Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies reached ¥322.2 billion (US$3,222 million). Net income for the year, the sum of income from continuing and discontinued operations, advanced to ¥208.7 billion (US$2,088 million).

[Consolidated Results for the Year]

	2008	Changes (2008/2007)	2008
Net sales	¥2,243.0 billion	18.5%	US$	22,430 million
Operating income	¥332.8 billion	36.0%	US$	3,329 million
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥322.2 billion	36.2%	US$	3,222 million
Income from discontinued operations	¥4.9 billion	—	US$	50 million
Net income	¥208.7 billion	26.8%	US$	2,088 million

Notes:	1)	In April 2007, Komatsu Zenoah Co. had Zenoah Co., a subsidiary, take over its outdoor power equipment business through the split and takeover procedure. In the same month, Komatsu Utility Co., Ltd., which had taken over Komatsu Zenoah Co., sold all of its shares of Zenoah Co. to HUSQVARNA JAPAN LTD. (currently, Husqvarna Zenoah Co., Ltd.). In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the entire operation of Komatsu Utility Co., Ltd., except for the outdoor power equipment business, remains as a continuing operation, and income from this continuing operation is presented as “income from continuing operations,” in the consolidated statements of income.

	2)	In accordance with the above-mentioned Standards, income from the sale of the outdoor power equipment business of Komatsu Zenoah Co. is presented as one line, “income from discontinued operations,” in the consolidated statements of income.

[Sales by Operation]

	2008	Changes (2008/2007)	2008
Construction and Mining Equipment	¥1,897.6 billion	21.0%	US$	18,976 million
Industrial Machinery, Vehicles and Others	¥345.4 billion	6.1%	US$	3,454 million
Total	¥2,243.0 billion	18.5%	US$	22,430 million

Note:	While Komatsu had earlier disclosed the three segments of Construction and Mining Equipment, Industrial Machinery, Vehicles and Others, and Electronics through the previous fiscal year, starting in the fiscal year ended March 31, 2008, Komatsu has included Electronics in the Industrial Machinery, Vehicles and Others segment in line with a structural change of its operations. As a result, Komatsu discloses the two segments of Construction and Mining Equipment and Industrial Machinery, Vehicles and Others. Accordingly, the changes in percentage are stated after retrospectively reclassifying related figures for the previous year.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the fiscal year under review accelerated 21.0% over the previous year, to ¥1,897.6 billion (US$18,976 million). As demand for our equipment continued to expand, we not only introduced and stepped up sales of DANTOTSU models which feature unrivaled performance in fuel consumption and other areas, but also worked to realize higher prices and strengthen our product support capability. In response to thriving demand for our equipment, we further expanded our production capacities, including new Japanese facilities for key components and assembly plants, particularly in Asia, in concert with supplier partners.

In preparation for further growth in demand, we began construction of new plants: one to produce super-large hydraulic excavators adjacent to the Port of Kanazawa in Ishikawa Prefecture, Japan; one for medium-sized hydraulic excavators, forklift trucks and other equipment in Yaroslavl, northeast of Moscow, Russia; and one for crawlers for construction equipment in Jining, Shandong, China.

Millions of yen

[Sales of Construction and Mining Equipment by Region]
	2008 (A) 1USD=¥114 1EUR=¥162	2007 (B) 1USD=¥117 1EUR=¥151	Changes Increase (A)-(B)
Japan	288,631	282,596	6,035	2.1%
The Americas	481,283	480,193	1,090	0.2%
Europe & CIS	414,254	311,808	102,446	32.9%
China	175,934	108,392	67,542	62.3%
Asia & Oceania	316,728	229,881	86,847	37.8%
The Middle East & Africa	220,790	154,853	65,937	42.6%
Total	1,897,620	1,567,723	329,897	21.0%

Japan

While public-sector investments remained slack, demand for equipment renewal supported the Japanese market, reflecting strong exports of used equipment from Japan. However, demand for new equipment declined around the middle of the fiscal year resulting from a drop in housing starts when Japan’s Building Codes were revised. We worked to expand sales of new equipment centering on DANTOTSU models, realize higher prices, and reinforce the used equipment business. As a result, sales increased 2.1% from the previous year.

As a measure to further build up the rental and used equipment business, we decided to unify the management of Komatsu Rental Japan Ltd. and BIGRENTAL CO., LTD.(hereinafter BIGRENTAL).

The Americas

North American demand, which had begun declining since the second half period of 2006, reflecting a drop in U.S. housing starts, remained slack as affected by an economic slowdown which was triggered by the subprime mortgage problem. Meanwhile, Latin American demand continued to increase, centering on mining equipment. In this environment, we continued our efforts to normalize our distributors’ inventories in North America. In both regions, we worked to reinforce our sales and product support capabilities for the mining industry. We also worked to expand sales of DANTOTSU models such as the D51 bulldozer, which offers unrivaled front visibility for operators, and to strengthen our competitiveness through such measures as price realization. As a result, sales in the Americas remained flat (up 0.2%) from the previous year.

Europe & CIS

European demand expanded, reflecting good market conditions in Germany, the largest market in Europe, and Central and Eastern Europe. In addition to shortening our production lead-time, we focused efforts to accelerate sales of DANTOTSU models and realize higher prices through our distributors who are more in number and stronger. In CIS, demand sharply expanded for use in infrastructure development in urban areas in addition to use in natural resource and energy developments. Under the leadership of Komatsu CIS, LLC, our regional headquarters, we worked to increase the number of distributors and strengthen their capabilities and reinforce our sales and product support capabilities for the mining industry. As a result, sales in Europe & CIS increased 32.9% over the previous year.

China

In addition to expanded demand for use in infrastructure development nationwide, demand continued to climb, supported mainly by exploration of new mines and progress in mechanization. While launching the medium-sized PC200 renewed hydraulic excavator model which offers better fuel economy, we concerted efforts to sharpen our competitiveness by expanding sales of new equipment based on IT-capitalized information concerning business negotiations and equipment operations, improving operational efficiency of sales and production and reinforcing our capability to manage customers’ equipment. As a result, sales in China advanced 62.3% over the previous year.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, demand continued to expand in civil engineering, agricultural and forestry sectors, in addition to surging demand for mining equipment. In India, demand for equipment advanced steadily for uses in infrastructure development and mining, driven by powerful economic growth. In Oceania, demand was strong, centering on mining equipment. In this environment, we focused our efforts to expand production capacity and sales and product support capabilities for the mining industry. As a result, sales in Asia & Oceania recorded an increase of 37.8%.

Middle East & Africa

Against the backdrop of skyrocketing prices of crude oil and other commodities, demand remained strong in infrastructure development in the Middle East and resource and infrastructure developments in Africa. In this environment, we concerted efforts to strengthen our aggressive sales and product support capabilities by teaming up with our distributors. As a result, sales in the Middle East & Africa improved 42.6% over the previous year.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased 6.1% over the previous year, to ¥345.4 billion (US$3,454 million) for the fiscal year under review. Reflecting strong capital investments in Japan and overseas, the forklift truck business and the industrial machinery business continued to improve sales.

In the forklift truck business, Komatsu Utility Co., Ltd. worked to expand sales of new models and strengthen its sales and service capabilities, mainly in Greater Asia which includes Asia, CIS and the Middle East. The company also concerted efforts to step up sales of electric forklift trucks in Japan, including the market introduction of the industry’s first hybrid electric forklift truck.

Our industrial machinery business effectively took advantage of capital investments centering on the automobile industry in Japan and overseas, enjoying good sales of large presses, sheet metal and press machines of Komatsu Industries Corporation, and machine tools of Komatsu Machinery Corporation.

To further reinforce the industrial machinery sector, Komatsu Ltd. (hereinafter the “Company”) had acquired 29.3% of the equity of NIPPEI TOYAMA Corporation (hereinafter NIPPEI TOYAMA) back in December 2006. In January 2008 the Company launched the tender offer to obtain all issued shares of NIPPEI TOYAMA, resulting in an equity-holding ratio of 93.7% as of March 31, 2008. As a tentative goal, the Company plans to make NIPPEI TOYAMA a wholly owned subsidiary through share exchange by the end of August 2008.

2. Financial Conditions

As of March 31, 2008, total assets increased by ¥261.1 billion from the previous fiscal year-end to ¥2,105.1 billion (US$21,051 million). This increase reflects two new additions of consolidated subsidiaries, namely, NIPPEI TOYAMA and BIGRENTAL, in addition to increases of inventories and tangible fixed assets resulting from expanded production to meet thriving demand for construction and mining equipment.

As of March 31, 2008, interest-bearing debt grew by ¥103.0 billion from the previous fiscal year-end to ¥452.0 billion (US$4,521 million), as mainly affected by consolidating the above-mentioned and other subsidiaries. Shareholders’ equity totaled ¥887.1 billion (US$8,871 million), up ¥110.4 billion from the previous fiscal year-end, resulting from an increase in profits. Shareholders’ equity ratio remained at 42.1%, the same level from the previous fiscal year-end. Net debt-to-equity ratio* was 0.39, compared to 0.33 a year ago.

Net cash provided by operating activities for the fiscal year under review decreased by ¥1.1 billion from the previous fiscal year to ¥160.9 billion (US$1,610 million), because working capital increased, offsetting an increase in net income resulting from good business performance. Net cash used in investing activities increased by ¥28.5 billion to ¥128.1 billion (US$1,282 million) due to aggressive capital investments in Japan and overseas to expand production capacity and improve productivity as well as acquisition of the shares of NIPPEI TOYAMA and BIGRENTAL, which offset income from the sale of the outdoor power equipment business. Net cash used in financing activities amounted to ¥17.4 billion (US$174 million), down ¥23.9 billion from the previous fiscal year.

As a result of the above, cash and cash equivalents as of March 31, 2008 increased by ¥9.8 billion from the previous fiscal year-end, to ¥102.0 billion (US$1,020 million). See below for the trends of cash flow indicators.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time debt-to-equity) / Shareholders’ equity

[Trends of Financial Conditions Indicators]	Fiscal years ended March 31, 2008, 2007 and 2006
	2008	2007	2006
Shareholders’ equity ratio (%)	42.1	42.1	37.7
Shareholders’ equity ratio at aggregate market value (%)	130.7	133.7	135.0
Years of debt redemption	2.8	2.2	2.8
Interest coverage ratio	9.6	10.5	11.1

-	Shareholders’ equity ratio: Shareholders’ equity/Total assets

-	Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

-	Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

-	Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year Ending March 31, 2009

(From April 1, 2008 to March 31, 2009)

There are some factors of concern such as an increase in prices of raw materials in addition to slack demand for construction equipment in the United States. Komatsu, however, projects that thriving demand for construction and mining equipment should remain at a high note, particularly in emerging powers. In response to such an environment, Komatsu will expand its production capacity and work to further improve profits especially by launching new products and realizing prices. In the industrial machinery market, Komatsu also anticipates an expansion in sales not only against the backdrop of buoyant capital investments, especially in emerging powers, but also reflecting contributions of NIPPEI TOYAMA as a newly consolidated subsidiary. By taking these above factors into account, Komatsu is looking forward to renewing record-high sales, operating income, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies, and net income for the year, following the previous fiscal year.

Billions of yen

	2008 Results (A)	2009 Projection (B)	Changes Increase (B)-(A)/(A)
Net sales	2,243.0	2,580.0	15.0%
Operating income	332.8	360.0	8.2%
Income before income taxes, minority interests and equity in earnings of affiliated companies	322.2	353.0	9.6%
Net income	208.7	219.0	4.9%

Foreign exchange rates are premised at ¥103 to US$1 and ¥160 to EUR1 for the fiscal year ending March 31, 2009.

4. Basic Policy for Redistribution of Profits and Projections for the Fiscal Year Ended March 31, 2008 and the Fiscal Year Ending March 31, 2009

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

The Company plans to set the year-end dividends per share for the fiscal year ended March 31, 2008, at ¥22, based on its basic policy. It has already paid ¥20 per share for the interim dividends. Therefore, it plans to increase the annual dividends per share by ¥11 to ¥42 compared to ¥31 for the previous year.

Regarding the fiscal year ending March 31, 2009, the Company plans to set the annual dividends per share at ¥44, up ¥2, compared to ¥42 for fiscal year ended March 31, 2008.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group

(As of March 31, 2008)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, Servo presses, small and medium-sized presses, and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, Press brakes, and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, and grinding machines

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures

Komatsu Group (Chart)

(As of March 31, 2008)

Note)	Komatsu changed its business segment into two, i.e., Construction and Mining Equipment, and Industrial Machinery, Vehicles and Others, including Electronics in Industrial Machinery, Vehicles and Others from the current fiscal year.

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Mid to Long-Range Management Plan, Target and Issues Ahead

We at Komatsu define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we have set the following two management goals.

•	To maintain our top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in Greater Asia.

•	To continue management, while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To achieve these goals above, we will promote the following three matters as Komatsu’s permanent ongoing tasks. (1) thorough measures for compliance, safety and environmental conservation, (2) dissemination of The KOMATSU Way and human resource development, and (3) brand management activities, which we are introducing for the first time staring in the current fiscal year.

Furthermore, we are continuing our efforts on the following seven activities of importance for our “Global Teamwork for 15” mid-range management plan, the goal of which is set for the year ending March 31, 2010. We are determined to produce achievements.

(1) Development of DANTOTSU Products

We are promoting the development of DANTOTSU products by taking advantage of Komatsu group-wide strengths, such as in-house capabilities to develop and produce key components including engines and hydraulic units which enable a substantial reduction of fuel consumption, IT applications as represented by KOMTRAX (Komatsu Machine Tracking System), and an autonomous haulage system for super-large dump trucks.

(2) Further Enhancement of Market Position in Greater Asia

We are going to further enhance Komatsu’s market position in Greater Asia especially by leading our competitors in product launchings, expanding local production, and further reinforcing sales and product support capabilities.

(3) Business Expansion in the Entire Value Chain*

In addition to expanding our parts business, we are working to expand businesses in the entire value chain. Specifically, we are also going to expand peripheral businesses in relation to construction and mining equipment, such as (1) services and Reman, (2) retail finance, (3) rental and used equipment, (4) working gears (attachments) and forest machines by capitalizing on Komatsu group-wide areas of original technological edge and facilitating collaboration among different business operations.

*	Values generated by business activities of Komatsu with its partners, i.e., distributors and suppliers, and customers.

(4) Establishment of Flexible Manufacturing Operations

By taking effective advantage of global sales, production, procurement and other operations, we are going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations. We are also going to share market information among distributors, plants and suppliers. In the short term, we are going to accurately incorporate such information into production, sales and inventory planning. In the medium term, we will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.

(5) Expansion of Utility Equipment Business

We are working further to generate synergy in production and development of forklift trucks and compact-construction equipment in order to enhance product competitiveness. We are also working to improve our position in the utility equipment industry and improve earnings by doubling our efforts in Greater Asia.

(6) Reinforcement of Industrial Machinery Business

We are working to further expand our industrial machinery business by generating more synergy with NIPPEI TOYAMA as a new member of Komatsu and by strengthening business, particularly in Greater Asia.

(7) Reduction of Fixed Costs

We have been working to reduce fixed costs since the commencement of the first-stage Reform of Business Structure project. We are working to further cut down our fixed costs by applying IT to improve operations.

[Numerical Targets]

Items	Targets for Fiscal Year ending March 31, 2010
Operating income ratio	15% or above
ROE (Return on equity)	Keeping 20% level
Net debt-to-equity ratio	0.2 or below

ROE = Net income for the year/[(shareholders’ equity at the beginning + shareholders’ equity at the end of the fiscal year)/2]

Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

[Premises]

Items	Targets for Fiscal Year ending March 31, 2010
Guideline on sales	¥2,400 billion ± ¥100 billion
Guidelines on exchange rate	¥110/1USD ¥145/1EUR

Komatsu is strengthening its corporate governance to ensure sound and transparent management, while working to improve management efficiency. In addition to ensuring thorough compliance, all employees of Komatsu will share The KOMATSU Way. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2008 and 2007)

Millions of yen

	2008	2007	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥102,010	¥92,199	¥9,811
Time deposits	97	54	43
Trade notes and accounts receivable	523,624	478,063	45,561
Inventories	518,441	437,894	80,547
Assets held for sale	—	16,321	(16,321)
Other current assets	129,505	119,214	10,291

Total current assets	1,273,677	1,143,745	129,932

Long-term trade receivables	89,695	73,669	16,026

Investments	113,938	155,146	(41,208)

Property, plant and equipment—Less accumulated depreciation	491,146	388,393	102,753

Other assets	136,690	83,029	53,661

Total	2,105,146	1,843,982	261,164

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	216,818	174,734	42,084
Trade notes, accounts payable and bills payable	387,104	365,065	22,039
Income taxes payable	52,453	54,933	(2,480)
Liabilities held for sale	—	7,919	(7,919)
Other current liabilities	205,157	182,529	22,628

Total current liabilities	861,532	785,180	76,352

Long-term liabilities	326,249	262,311	63,938

Minority interests	30,239	19,774	10,465

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	138,170	137,155	1,015
Retained earnings	712,700	541,717	170,983
Accumulated other comprehensive income (loss)	(28,779)	33,501	(62,280)
Treasury stock	(2,835)	(3,526)	691

Total shareholders’ equity	887,126	776,717	110,409

Total	¥2,105,146	¥1,843,982	¥261,164

	2008	2007	Changes Increase (Decrease)
*Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(34,457)	¥9,204	¥(43,661)

Net unrealized holding gains on securities available for sale	24,736	39,807	(15,071)

Pension liability adjustments	(19,208)	(15,300)	(3,908)

Net unrealized holding gains (losses) on derivative instruments	150	(210)	360

Short & long-term debt	¥452,095	¥349,074	¥103,021

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale of March 31, 2007.

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008	2007	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Net sales	¥2,243,023	¥1,893,343	¥349,680	18.5
Cost of sales	1,590,963	1,356,511	234,452
Selling, general and administrative expenses	317,474	287,086	30,388
Other operating income (expenses)	(1,736)	(5,005)	3,269

Operating income	332,850	244,741	88,109	36.0

Other income (expenses)
Interest and dividend income	10,265	8,532	1,733
Interest expense	(16,699)	(15,485)	(1,214)
Other-net	(4,206)	(1,297)	(2,909)

Other income (expenses)	(10,640)	(8,250)	(2,390)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210	236,491	85,719	36.2

Income taxes	115,794	79,745	36,049

Minority interests in income of consolidated subsidiaries	(9,435)	(6,580)	(2,855)

Equity in earnings of affiliated companies	6,845	3,098	3,747

Income from continuing operations	203,826	153,264	50,562	33.0

Income from discontinued operations	4,967	11,374	(6,407)

Net income	¥208,793	¥164,638	¥44,155	26.8

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income are classified as for the discontinued operations.

Consolidated Statement of Shareholders’ Equity

(For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008	2007
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of year	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥137,155	¥136,137
Sales of treasury stock	417	394
Issuance and exercise of stock acquisition rights	598	663
Others	—	(39)

Balance, end of year	¥138,170	¥137,155

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥24,267	¥23,416
Transfer from unappropriated retained earnings	2,447	851

Balance, end of year	¥26,714	¥24,267

Unappropriated retained earnings
Balance, beginning of year	¥517,450	¥376,522
Net income	208,793	164,638
Cash dividends paid	(37,810)	(22,859)
Transfer to retained earnings appropriated for legal reserve	(2,447)	(851)

Balance, end of year	¥685,986	¥517,450

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥33,501	¥23,095
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(43,661)	11,444
Net increase (decrease) in unrealized holding gains on securities available for sale	(15,071)	2,897
Adjustment for the year of pension liability- Prior to application of SFAS No.158	—	11,299
Adjustment for the year of pension liability	(3,908)	(15,300)
Net increase in unrealized holding gains on derivative instruments	360	66

Balance, end of year	¥(28,779)	¥33,501

Treasury stock
Balance, beginning of year	¥(3,526)	¥(4,043)
Purchase of treasury stock	(340)	(632)
Sales of treasury stock	1,031	1,149

Balance, end of year	¥(2,835)	¥(3,526)

Total shareholders’ equity	¥887,126	¥776,717

Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008	2007	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥208,793	¥164,638	¥44,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,664	72,709	2,955
Deferred income taxes	15,016	4,334	10,682
Net loss (gain) from sale of investment securities and subsidiaries	(8,045)	(19,101)	11,056
Net loss (gain) on sale of property	(3,169)	(13)	(3,156)
Loss on disposal of fixed assets	3,313	2,121	1,192
Impairment loss on long-lived assets held for use	2,447	81	2,366
Impairment loss on goodwill	2,870	—	2,870
Pension and retirement benefits, net	(10,782)	1,078	(11,860)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(83,855)	(93,141)	9,286
Decrease (increase) in inventories	(65,884)	(73,448)	7,564
Increase (decrease) in trade payables	12,586	70,693	(58,107)
Increase (decrease) in income taxes payable	(2,913)	19,680	(22,593)
Other, net	14,944	12,493	2,451

Net cash provided by operating activities	160,985	162,124	(1,139)

Investing activities
Capital expenditures	(117,571)	(122,860)	5,289
Proceeds from sales of property	19,425	17,626	1,799
Proceeds from sales of available for sale investment securities	601	1,844	(1,243)
Purchases of available for sale investment securities	(4,663)	(6,737)	2,074
Proceeds from sale of subsidiaries, net of cash disposed	16,372	35,368	(18,996)
Acquisition of subsidiaries and equity investees, net of cash acquired	(42,717)	(24,621)	(18,096)
Collection of loan receivables	7,778	5,736	2,042
Disbursement of loan receivables	(6,315)	(5,974)	(341)
Decrease (increase) in time deposits	(1,092)	(2)	(1,090)

Net cash used in investing activities	(128,182)	(99,620)	(28,562)

Financing activities
Proceeds from long-term debt	82,791	44,781	38,010
Repayments on long-term debt	(48,868)	(74,943)	26,075
Increase (decrease) in short-term debt, net	634	22,526	(21,892)
Repayments of capital lease obligations	(15,168)	(11,411)	(3,757)
Sale (purchase) of treasury stock, net	691	517	174
Dividends paid	(37,810)	(22,859)	(14,951)
Other, net	308	—	308

Net cash provided by (used in) financing activities	(17,422)	(41,389)	23,967

Effect of exchange rate change on cash and cash equivalents	(5,570)	1,087	(6,657)

Net increase (decrease) in cash and cash equivalents	9,811	22,202	(12,391)

Cash and cash equivalents, beginning of year	92,199	69,997	22,202

Cash and cash equivalents, end of year	¥102,010	¥92,199	¥9,811

Basis of Financial Statements (Consolidated)

1) The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	165 companies
Number of companies accounted for by the equity method:	43 companies

2) Changes in group of entities

    Consolidated subsidiaries

Added:	27 companies
BIGRENTAL CO., LTD., Komatsu CIS LLC, Komatsu Financial Europe N.V. and other 24 companies
Added (From affiliated companies):	3 companies
NIPPEI TOYAMA Corporation and other 2companies
Removed (Merger etc.):	10 companies
Komatsu Zenoah Co. and other 9 companies

    Affiliated companies accounted for by the equity-method

Added:	5 companies
Komatsu Australia Corporate Finance Pty. Ltd. and other 4 companies
Removed (To Consolidated subsidiaries):	3 companies
NIPPEI TOYAMA Corporation and other 2companies
Removed (Exclusion):	1 company

3) Adoption of new accounting standards

Starting from the fiscal year ended March 31, 2008, Komatsu adopted the FASB issued Interpretation No.48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No.109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No.109. The adoption of FIN 48 did not have a material impact on our consolidated results of operations and financial condition.

4) Discontinued operations

In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale on the consolidated balance sheet as of March 31, 2007. The result of discontinued operations, less applicable income taxes, is presented as income from discontinued operations in the consolidated statement of income.

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit

    (For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008			2007
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	1,923,905	304,385	15.8	1,587,976	220,606	13.9
Industrial Machinery, Vehicles and Others	455,643	33,727	7.4	423,363	32,695	7.7
Subtotal	2,379,548	338,112	14.2	2,011,339	253,301	12.6
Corporate & Elimination	(136,525)	(3,526)	—	(117,996)	(3,555)	—
Total	2,243,023	334,586	14.9	1,893,343	249,746	13.2

Other operating income (expenses)		(1,736)			(5,005)
Operating income		332,850			244,741
Interest and dividend income		10,265			8,532
Interest expense		(16,699)			(15,485)
Other-net		(4,206)			(1,297)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies		322,210			236,491

Note: Sales amount of each business segment includes inter-segment transactions as below:

	2008	2007
Construction and Mining Equipment	26,285	20,253
Industrial Machinery, Vehicles and Others	110,240	97,743
Total	136,525	117,996

Note:	From the fiscal year ended March 31, 2008, Komatsu changes its business segments. Sales and segment profit by business segment for the fiscal year ended March 31, 2007 have been retrospectively reclassified according to the new business segment.

(2) Assets, Depreciation and Capital Investment

Millions of yen

	2008			2007
	As of March 31, 2008	For the fiscal year ended March 31, 2008		As of March 31, 2007	For the fiscal year ended March 31, 2007
	Assets	Depreciation and Amortization	Capital Investment	Assets	Depreciation and Amortization	Capital Investment
Construction and Mining Equipment	1,612,214	65,712	133,356	1,423,744	57,444	111,003
Industrial Machinery, Vehicles and Others	427,508	8,916	12,374	317,462	7,977	18,677
Subtotal	2,039,722	74,628	145,730	1,741,206	65,421	129,680
Corporate & Elimination	65,424	—	—	102,776	—	—
Total	2,105,146	74,628	145,730	1,843,982	65,421	129,680

Note:	From the fiscal year ended March 31, 2008, Komatsu changes its business segments. Assets, depreciation and capital investment by business segment for the fiscal year ended March 31, 2007 have been retrospectively reclassified according to the new business segment.

2. Information by Region

(1) Sales and Segment Profit

    (For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008			2007
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	1,292,314	173,063	13.4	1,135,567	140,193	12.3
The Americas	567,243	56,667	10.0	566,013	51,842	9.2
Europe & CIS	452,222	44,088	9.7	332,959	32,104	9.6
Others	517,887	68,204	13.2	348,514	38,033	10.9
Subtotal	2,829,666	342,022	12.1	2,383,053	262,172	11.0
Corporate & Elimination	(586,643)	(7,436)	—	(489,710)	(12,426)	—
Total	2,243,023	334,586	14.9	1,893,343	249,746	13.2

Note:	Sales by region includes inter-segment transactions.

(2) Assets

    (As of March 31, 2008 and 2007)

Millions of yen

	2008		2007
	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,282,182	60.9	1,065,487	57.8
The Americas	441,499	21.0	481,144	26.1
Europe & CIS	290,008	13.8	221,012	12.0
Others	328,741	15.6	237,839	12.9
Subtotal	2,342,430	111.3	2,005,482	108.8
Corporate & Elimination	(237,284)	(11.3)	(161,500)	(8.8)
Total	2,105,146	100.0	1,843,982	100.0

3. Overseas Sales

(1) For the fiscal year ended March 31, 2008

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	541,160	427,679	768,999	1,737,838
Consolidated net sales	—	—	—	2,243,023
Ratio of overseas sales to consolidated net sales (%)	24.1	19.1	34.3	77.5

(2) For the fiscal year ended March 31, 2007

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	537,836	324,071	544,333	1,406,240
Consolidated net sales	—	—	—	1,893,343
Ratio of overseas sales to consolidated net sales (%)	28.4	17.1	28.8	74.3

Notes:	1) Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a) The Americas: North America and Latin America

b) Europe & CIS: Germany, U.K., and Russia

c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008 (A)		2007 (B)		Changes Increase (A)-(B)
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Japan	288,631	12.9	282,596	14.9	6,035	2.1
Overseas	1,608,989	71.7	1,285,127	67.9	323,862	25.2
Construction and Mining Equipment	1,897,620	84.6	1,567,723	82.8	329,897	21.0

Japan	216,554	9.6	204,507	10.8	12,047	5.9
Overseas	128,849	5.8	121,113	6.4	7,736	6.4
Industrial Machinery, Vehicles and Others	345,403	15.4	325,620	17.2	19,783	6.1

Japan	505,185	22.5	487,103	25.7	18,082	3.7
Overseas	1,737,838	77.5	1,406,240	74.3	331,598	23.6
Total	2,243,023	100.0	1,893,343	100.0	349,680	18.5

Note:	From the fiscal year ended March 31, 2008, Komatsu changes its business segments. Consolidated sales by operation for the fiscal year ended March 31, 2007 have been retrospectively reclassified according to the new business segment.

Net Income per Share

(For the fiscal years ended March 31, 2008 and 2007)

Millions of yen

	2008	2007
Net Income	208,793	164,638

	Number of shares
	2008	2007
Weighted average common shares outstanding, less treasury stock	994,844,955	993,597,436
Diluted effect of: Stock options	1,335,586	1,788,951
Weighted average diluted common shares outstanding	996,180,541	995,386,387

Yen
	2008	2007
Net income per share:
Basic	209.87	165.70
Diluted	209.59	165.40

(end)

For Immediate Release

Date:	April 30, 2008
Company Name:	Komatsu Ltd. (Code No. 6301)
Representative:	Kunio Noji
Representative Director, President and CEO
Listing:	First sections of the Tokyo Stock Exchange and Osaka Securities Exchange
Name and Title of Contact Person:
Fusao Seki, Executive Officer
General Manager, Corporate Communications Dept.
Telephone Number:	+81-(0)3-5561-2616

Payment of cash dividends for the fiscal year ended March 31, 2008

In the Board meeting held on April 30, 2008, the Board of Directors of Komatsu Ltd. (hereinafter the “Company”, President & CEO: Kunio Noji) made a resolution concerning the following cash dividends from retained earnings as of March 31, 2008, the date of record.

1. Contents of the Dividends

	Detailed dividends resolved to be distributed	Latest projection (announced on October 30, 2007)	Results for FY ended March 31, 2007
Record date	March 31, 2008	Same as on left	March 31, 2007
Cash dividends per share	¥ 22.0	¥20.0	¥ 18.0
Total amount of dividends	¥ 21,904 million	—	¥17,898 million
Effective date	June 25, 2008	—	June 25, 2007
Resource for dividends	Retained earnings	—	Retained earnings

2. Reason for the revision

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

For the fiscal year ended March 31, 2008, the Komatsu Group recorded good business results, centering on the construction and mining equipment business. Accordingly, the Company plans to increase the year-end dividends to ¥22, up ¥2 from the previous forecast. This plan requires approval of the 139th general shareholders’ meeting scheduled for June 24, 2008.

	Cash dividends per share
Record date	Interim	Year-end	Total
FY ended March 31, 2008	¥20.0	¥22.0	¥42.0
FY ended March 31, 2007	¥13.0	¥18.0	¥31.0

Together with interim dividends of ¥20 per share which were already paid, annual dividends will total ¥42 per share, an increase of ¥11 from the previous fiscal year. Payout ratio based on net income will amount to 20.0%.

(end)

[Translation]

April 30, 2008

Company Name:	Komatsu Ltd.

Representative:	Kunio Noji
Representative Director and President

Code Number:	6301
The First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange

Contact Information:	Fusao Seki, Executive Officer and General Manager, Corporate Communications

Telephone Number:	+81-3-5561-2616

Company Name:	NIPPEI TOYAMA Corporation

Representative:	Hiroyuki Horii
Representative Director and President

Code Number:	6130
The Second Section of the Tokyo Stock Exchange

Contact Information:	Atsuhiro Ozawa, Director and Vice President of Administration Division

Telephone Number:	+81-3-5471-7701

Re: Notice Regarding the Making of NIPPEI TOYAMA Corporation a Wholly Owned

Subsidiary of Komatsu Ltd. through a Share Exchange

Komatsu Ltd. (“Komatsu”) and NIPPEI TOYAMA Corporation (“NTC”) hereby announce that, at their respective board of directors’ meetings held today, Komatsu and NTC resolved to implement a share exchange as of August 1, 2008, as set forth below, through which NTC will become a wholly owned subsidiary of Komatsu (the “Share Exchange”). Accordingly, Komatsu and NTC will enter into a Share Exchange Agreement today. Prior to the effective date of the Share Exchange, shares of NTC are scheduled to be delisted from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Purpose of Making NTC a Wholly Owned Subsidiary of Komatsu through the Share Exchange

(1)	Purpose of the Share Exchange

As previously announced in “1. Purpose of Tender Offer” of the “Notice Regarding Commencement of Tender Offer for Shares of NIPPEI TOYAMA Corporation” (the “Announcement of Commencement of Tender Offer”) dated January 16, 2008, Komatsu implemented a tender offer for shares of NTC (the “Tender Offer”), from January 22, 2008 through March 17, 2008, with the aim of making NTC a wholly owned subsidiary of Komatsu. As a result, as of the date hereof, Komatsu holds 47,429,444 issued shares of NTC (accounting for 93.79% of the total number of issued shares of NTC).

Major customers of Komatsu in the industrial machinery business and those of NTC are those in the automobile related industries and semiconductor related industries, and the two companies are highly complementary in their product mix. Both companies have their production bases in the Hokuriku area, which is another common factor. Accordingly, Komatsu and NTC have worked to generate collaborative effects in the areas of purchasing, production, sales and service, as well as manufacturing.

This collaborative relationship between Komatsu and NTC has been good, and is starting to generate specific, positive results. Mutual trust is being built through this collaborative relationship. Under these circumstances, by making NTC a wholly owned subsidiary of Komatsu, it is expected that both companies will realize the significant benefit of being able to work more flexibly and speedily on mid- to long-range management challenges, such as collaboration in research and development as well as joint development of new business areas which transcend the scope of their existing businesses. Thus, Komatsu and NTC entered into a basic agreement as of January 16, 2008, in which Komatsu agreed to make NTC a wholly owned subsidiary of Komatsu.

In addition, Komatsu posted consolidated sales of 102.9 billion yen in the industrial machinery business, centering on press machines and the machine tools, for the fiscal year that ended on March 31, 2007, while consolidated sales of NTC for the same fiscal year were 82.6 billion yen. When NTC becomes a wholly owned subsidiary of Komatsu, consolidated sales will be in the scale of 200 billion yen. This figure ranks Komatsu and NTC as a world’s top-class manufacturer group of industrial machinery and machine tools, and Komatsu and NTC expect to make their business base stronger and further enhance their competitiveness in an industry that is known for drastic demand fluctuations.

NTC has also decided that it is necessary and the best to become a wholly owned subsidiary of Komatsu, to strengthen the capital relationship, and to implement business strategies, tactics and others flexibly and promptly, so that NTC can strengthen profitability and ensure further development, as described in the “Endorsement of the Tender Offer on the shares of NIPPEI TOYAMA Co. by Komatsu Ltd.”, dated January 16, 2008.

2

Based on such decision, in the event that Komatsu fails to acquire all the issued and outstanding shares of NTC, both companies intend to implement the Share Exchange described in the Announcement of Commencement of Tender Offer and to deliver shares of Komatsu to all shareholders of NTC (excluding Komatsu) who did not subscribe to the Tender Offer, in exchange for shares of NTC held by such shareholders.

Although the effective date of the Share Exchange was initially scheduled to be a date in or around October 2008, as stated in the Announcement of Commencement of Tender Offer, as a result of consultations between Komatsu and NTC, it was decided that the effective date should be advanced to August 1, 2008, in view of minimizing any negative effects that the loss of liquidity of shares of NTC may have on the shareholders of NTC, because, as a result of the Tender Offer, the ratio of liquid shares of NTC is below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares, and thus it is expected that shares of NTC will be delisted in late July, 2008.

In view of the aforementioned circumstances, both companies have, as of the date hereof, determined to implement the Share Exchange, with August 1, 2008 being the effective date thereof. Accordingly, Komatsu and NTC will enter into a Share Exchange Agreement today.

Komatsu has an intention, after NTC becomes a wholly owned subsidiary of Komatsu, to respect the autonomy and independence of NTC and to maintain the management team, employees, business domains, business bases and brand, etc. of NTC as they are at present.

(2)	Possibility of Delisting and Reasons Therefor

Through the Share Exchange, NTC will become a wholly owned subsidiary of Komatsu, as of August 1, 2008, the effective date of the Share Exchange. In addition, as a result of the Tender Offer, the ratio of liquid shares of NTC, which will become a wholly owned subsidiary, are below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares. For these reasons, the shares of NTC are scheduled to be delisted from the Tokyo Stock Exchange in late July 2008. After delisting, the shares of NTC may no longer be traded on the Tokyo Stock Exchange.

Since shares of Komatsu, which are consideration for the Share Exchange, are listed on both the Tokyo Stock Exchange and the Osaka Securities Exchange, Co., Ltd. (the “Osaka Securities Exchange”), liquidity of shares will continue to be provided after the Share Exchange for each shareholder of NTC who holds not less than 233 shares of NTC; provided, however, that for shareholders of NTC who hold less than 233 shares of NTC, shares of Komatsu constituting less than a whole unit, which is composed of 100 shares of Komatsu, shall be allotted. Refer to Note 3 of 2. (2) for the treatment of shares constituting less than a whole unit.

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(3)	Measures Taken to Assure Fairness

To ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, in light of the fact that Komatsu holds 93.79% of the total number of issued shares of NTC, as described above, Komatsu and NTC respectively requested a third-party appraiser independent from both companies to valuate the share exchange ratio, as described in 2. (3) below, and obtained reports of the results of valuation. Using the valuation results as a reference, discussions, negotiations and consultations were conducted between both companies, and as a result, it was decided that the Share Exchange would be implemented using the agreed-upon share exchange ratio.

Furthermore, the board of directors of Komatsu has obtained an opinion on fairness (fairness opinion) from Nomura Securities Co., Ltd. (“Nomura Securities”), to the effect that the share exchange ratio that was agreed upon is fair for the shareholders of Komatsu from a financial perspective as of April 28, 2008. The board of directors of NTC has not obtained a fairness opinion from its third-party appraiser.

(4)	Measures Taken to Prevent Conflicts of Interest

As Mr. Yasuo Suzuki concurrently serves as a director and senior executive officer of Komatsu and a director of NTC, due to the potential for conflicts of interest, he refrained from participating in related discussions and the subsequent resolution of the aforementioned meetings of the respective board of directors of Komatsu and NTC.

2. Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Board of directors meeting to resolve the Share Exchange	April 30, 2008 (Wednesday)

Execution of the Share Exchange Agreement	April 30, 2008 (Wednesday) (Scheduled)

Date of designation as shares under supervision (NTC)	April 30, 2008 (Wednesday) (Scheduled)

Date of designation as shares to be delisted (NTC)	Late June, 2008 (Scheduled)

Delisting date (NTC)	Late July, 2008 (Scheduled)

Scheduled date for the Share Exchange (effective date)	August 1, 2008 (Friday) (Scheduled)

Delivery date of share certificates	Late September, 2008 (Scheduled)

(Note 1)	The Share Exchange is scheduled to be implemented as a summary share exchange (kan’i-kabushiki-koukan) pursuant to Article 796, Paragraph 3 of the Companies Act, with respect to Komatsu, and as a short-form share exchange (ryakushiki-kabushiki-koukan) pursuant to Article 784, Paragraph 1 of the Companies Act, with respect to NTC, and the Share Exchange is scheduled to be implemented without approval by a meeting of the shareholders of either company.

(Note 2)	Since, as a result of the Tender Offer, the ratio of liquid shares of NTC, which will become a wholly owned subsidiary, are below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares, the shares of NTC are expected to be designated as shares under supervision and shares to be delisted.

(Note 3)	The shares of NTC are expected to be designated as shares under supervision as of today, the day on which NTC files the share distribution table with the Tokyo Stock Exchange, and are expected to be designated as shares to be delisted on the day following the day on which NTC files the Securities Report with the Kanto Local Finance Bureau.

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(2)	Allotment of Shares in Relation to the Share Exchange

Company Name	Komatsu, Ltd. (Wholly owning parent company through the Share Exchange)	NIPPEI TOYAMA Corporation (Wholly owned subsidiary through the Share Exchange)
Share exchange ratio for allotment of shares in the Share Exchange	1	0.43

Number of shares to be newly issued through the Share Exchange	No shares will be newly issued.

(Note 1)	Share exchange ratio for the allotment of shares

0.43 shares of Komatsu will be allotted per one (1) share of NTC, provided, however, that allotment of shares through the Share Exchange will not be made for the 47,429,444 shares of NTC held by Komatsu.

(Note 2)	Number of shares to be allotted through the share exchange, etc.

Komatsu will allot its common shares owned by itself to all shareholders (excluding Komatsu; and with respect to the shareholders of NTC who demand their shares be purchased pursuant to Article 785 of the Companies Act, NTC shall be deemed to be listed or recorded on the shareholder registry as the shareholder instead of such shareholders) of NTC listed or recorded on the shareholder registry of NTC as of the day immediately prior to the effective date of the Share Exchange, at the ratio of 0.43 Komatsu shares per one (1) share of NTC owned by such shareholders.

Komatsu plans to allocate 1,351,084 shares of treasury shares to the allotment of shares through the Share Exchange, and not to newly issue shares. The number of shares to be allotted through the Share Exchange is subject to change for reasons such as the cancellation of treasury shares held by NTC.

In addition, if the number of the common shares of Komatsu that are to be delivered to the shareholders of NTC through the Share Exchange includes fractions of less than one share, cash will be delivered to the shareholders in accordance with Article 234 of the Companies Act with respect to the fractions of less than one share.

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(Note 3)	Treatment of shares constituting less than a whole unit

The shareholder who will be allotted, and thereby hold, shares of Komatsu constituting less than a whole unit upon the Share Exchange will be entitled to utilize the following systems in respect of shares of Komatsu. A notice of detailed information, including information such as the date of commencement for the handling of requests, will be given along with an announcement for submission of share certificates, which is scheduled to be dispatched in late June, 2008. The shareholders may not sell shares constituting less than a whole unit on any stock exchange.

(i) Purchases (kaitori) by Komatsu of shares constituting less than a whole unit (sale by a holder of shares constituting less than a whole unit)

A system whereby Komatsu purchases shares constituting less than a whole unit that may not be sold on the market.

(ii) Further Purchases (kaimashi) of shares constituting less than a whole unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Komatsu constituting less than a whole unit may purchase shares so as to achieve a whole unit (tangen).

(3)	Basis of the Valuation for Allotment of Shares in Relation to the Share Exchange, etc.

(i)	Basis of valuation and background

To ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, each of Komatsu and NTC decided to request a third-party appraiser independent from both companies to calculate the share exchange ratio, and Komatsu and NTC appointed Nomura Securities and PwC Advisory Co., Ltd. (“PwC Advisory”), respectively, as third-party appraisers.

Nomura Securities, taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Share Exchange, adopted the market price method in the valuation for Komatsu (in consideration of various conditions, with April 25, 2008 being the assessment record date, based on the average value of the closing stock prices on each trading day during the last one (1)-week period commenced on April 21, 2008 and ended on April 25, 2008, during the last one (1)-month period commenced on March 26, 2008 and ended on April 25, 2008, and during the period commenced on March 19, 2008, the first business day following the day on which results of the Tender Offer were announced, and ended on April 25, 2008), since shares of Komatsu are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists. With respect to NTC, Nomura Securities adopted the market price method in the valuation for NTC (in consideration of various conditions, with April 25, 2008 being the assessment record date, based on the average value of the closing stock prices on each trading day during the last one (1)-week period commenced on April 21, 2008 and ended on April 25, 2008, during the last one (1)-month period commenced on March 26, 2008 and ended on April 25, 2008, and during the period commenced on March 19, 2008, the first business day following the day on which results of the Tender Offer were announced, and ended on April 25, 2008), since its shares are listed on the Tokyo Stock Exchange, and a market share price exists. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow method (the “DCF method”) was also adopted. The following shows the assessment ranges according to each valuation method when the share value per share of Komatsu is set at one (1).

Assessment method	Assessment range of the share exchange ratio
Market price method	0.432 to 0.440
DCF method	0.381 to 0.550

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Meanwhile, PwC Advisory, taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Share Exchange, adopted the market price method in the valuation for Komatsu (with April 25, 2008 being the assessment record date, based on the average value of the stock trading price and of the closing stock price on each trading day during the last three (3) months, one (1) month and one (1) week ended on April 25, 2008), since shares of Komatsu are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists. With respect to NTC, PwC Advisory adopted the market price method in the valuation for NTC (with April 25, 2008 being the assessment record date, based on the average value of the stock trading price and of the closing stock price on each trading day during the period commenced on January 17, 2008, the first business day following the day on which the Announcement of Commencement of the Tender Offer was made, and ended on April 25, 2008 and during the three (3)-month period, one (1)-month period and one (1)-week period ended on April 25, 2008), since its shares are listed on the Tokyo Stock Exchange, and a market share price exists; further, in order to take into account the state of future business operations in the assessment, the discounted cash flow method (the “DCF method”) was also adopted. The following shows the assessment ranges according to each valuation method when the share value per share of Komatsu is set at one (1).

Assessment method	Assessment range of the share exchange ratio
Market price method	0.416 to 0.481
DCF method	0.367 to 0.530

Komatsu and NTC both carefully examined the valuation results for the share exchange ratio that were submitted by the aforementioned third-party appraisers, and upon consideration of the purchase price of the Tender Offer and as a result of examinations, negotiations and consultations between Komatsu and NTC, each of them has determined the share exchange ratio for the Share Exchange at the meetings of their respective board of directors held on April 30, 2008.

The results of valuation for the share exchange ratio provided by the third-party appraisers above are not opinions with respect to fairness of the share exchange ratio in the Share Exchange. However, the board of directors of Komatsu has obtained a fairness opinion from Nomura Securities, to the effect that the share exchange ratio that was agreed upon is fair for the shareholders of Komatsu from a financial perspective as of April 28, 2008.

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(ii)	Relationship with the appraisers

Neither Nomura Securities nor PwC Advisory falls under the category of related parties with respect to Komatsu or NTC.

(4)	Handling of the Stock Acquisition Rights and Convertible Bonds of the Wholly Owned Subsidiary upon the Share Exchange

NTC does not issue stock acquisition rights (shinkabu-yoyakuken) or bonds with stock acquisition rights (shinkabu-yoyakuken-tsuki-shasai).

3.	Outline of the Parties to the Share Exchange (as of March 31, 2008) (Note 1)

(1) Corporate Name:	Komatsu Ltd. (Wholly owning parent company)	NIPPEI TOYAMA Corporation (Wholly owned subsidiary)

(2) Content of Business:	Research and development, manufacturing, sale and service, etc. of products for construction and mining equipment, industrial machinery and vehicles, etc.	Manufacturing and sale of machine tools and industrial machinery, and sale of real estate, etc.

(3) Date of Establishment:	May 13, 1921	July 26, 1945

(4) Address of Head Office:	2-3-6 Akasaka, Minato-ku, Tokyo, Japan	26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo, Japan

(5) Name and Title of the Representative:	Kunio Noji, Representative Director and President	Hiroyuki Horii, Representative Director and President

(6) Stated Capital:	70,120 million yen	6,014 million yen

(7) Number of Shares Issued:	998,744,060 shares	50,571,501 shares

(8) Net Assets:	887,126 million yen (on a consolidated basis)	30,686 million yen (on a consolidated basis)

(9) Total Assets:	2,105,146 million yen (on a consolidated basis)	94,814 million yen (on a consolidated basis)

(10) End of Fiscal Year	March 31	March 31

(11) Number of Employees:	39,267 (on a consolidated basis)	1,691 (on a consolidated basis)

(12) Major Business Partners:	Sumitomo Corporation, MITSUI & CO., LTD. and	Toyota Tsusho Corporation, SUZUKI MOTOR
	others	CORPORATION and others

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(13) Major Shareholders and Their Shareholding Ratio:	Japan Trustee Services Bank, Ltd. (Trust Account)	6.83%	Komatsu Ltd.	29.33%

	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.56%	Japan Trustee Services Bank, Ltd.	7.27%

	Taiyo Life Insurance Company	4.72%	Toyota Motor Corporation	5.37%

	Nippon Life Insurance Company	3.33%	Toshiba Machine Co., Ltd.	5.35%

	State Street Bank and Trust Company (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	3.24%	The Sumitomo Trust and Banking Co., Ltd.	3.44%

	NATS CUMCO (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	1.81%	The Hokuriku Bank, Ltd.	2.64%

	Sumitomo Mitsui Banking Corporation	1.78%	Nippei Toyama Business Partners Shareholding Association	2.20%

	State Street Bank and Trust Company 505103 (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	1.65%	Nippei Toyama Group Employees Shareholding Association	1.78%

	NIPPONKOA Insurance Company, Limited.	1.39%	Morgan Stanley & Co. International plc (Standing Proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.58%

	Trust & Custody Services Bank, Ltd. (Trust Account Y)	1.18%	The Master Trust Bank of Japan, Ltd.	1.48%

(14) Main Banks:	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Hokkoku Bank, Ltd. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Hokuriku Bank, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation

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(15) Relationship between Komatsu and NTC:	Capital Relationship	Komatsu is a parent company of NTC, holding 93.79% of the total number of shares of NTC issued and outstanding. (Note 2)
	Personnel Relationship	A director and senior executive officer of Komatsu holds the office of outside director of NTC.
	Transaction Relationship	Komatsu purchases machine tools and parts from NTC, and sells its computer systems to NTC.
	Status as Related Party	NTC is Komatsu’s consolidated subsidiary and related party.

(Note 1)	As NTC has yet to disclose its earnings for the fiscal year ended March 31, 2008, the figures provided above as net assets, total assets, number of employees, major shareholders and their shareholding ratio reflect the figures current as of September 30, 2007.
(Note 2)	As a result of the Tender Offer, Komatsu’s shareholding ratio to the total number of issued shares of NTC is, as of March 31, 2008, 93.79%. Figures are rounded to the nearest two decimal places.

(16)	Business Results of the Most Recent Three (3) Years (on a Consolidated Basis)

	Komatsu Ltd. (Wholly owning parent company)				NIPPEI TOYAMA Corporation (Wholly owned subsidiary)
Fiscal Year (ended on March 31)	2005	2006	2007	2008	2005	2006	2007
Net Sales (million yen)	1,356,071	1,612,140	1,893,343	2,243,023	55,144	73,619	82,593
Operating Income (million yen)	95,862	163,428	244,741	332,850	2,359	10,272	9,975
Ordinary Income (million yen)	—	—	—	—	1,579	9,371	9,368
Net Income (million yen)	59,010	114,290	164,638	208,793	1,706	3,789	5,740
Net Income per Share (yen)	59.51	115.13	165.70	209.87	34.67	76.24	116.82
Dividend per Share (yen)	11.00	18.00	31.00	42.00	1.00	3.00	5.00
Net Assets per Share (yen)	481.27	626.98	781.57	891.49	309.63	411.27	523.28

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(Note)

1.	Komatsu has prepared the consolidated financial statements based on the generally accepted accounting principles applicable in the United States (the “U.S. GAAP”), pursuant to the provisions of Article 93 of the Regulations of Consolidated Financial Statements.

2.	Due to the change of presentation of the consolidated profit and loss statement to the multiple-step method from the fiscal year ended March 31, 2007, the operating income is presented pursuant to the U.S. GAAP. Furthermore, in order to avoid inconveniences in respect of making comparisons, the presented operating income for the fiscal years ended March 31, 2005 and 2006 have been modified pursuant to the U.S. GAAP.

3.	Pursuant to Statement No. 144 of the U.S. Financial Accounting Standards Board, Accounting for the Impairment or Disposal of Long-Lived Assets, the figures presented for the fiscal years ended March 31, 2005 and 2006 have been partly modified with respect to operations that were discontinued in the fiscal year ended March 31, 2007.

4.	To date, NTC has yet to disclose its financial results for the fiscal year ended March 31, 2008.

4. Situation of Wholly Owning Parent Company after the Share Exchange

(1)	Corporate Name:	Komatsu Ltd.

(2)	Content of Business:	Research and development, manufacturing, sale and service, etc. of products for construction and mining equipment, industrial machinery and vehicles, etc.

(3)	Address of the Head Office:	2-3-6 Akasaka, Minato-ku, Tokyo, Japan

(4)	Name and Title of the	Kunio Noji, Representative Director and President
Representative:

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(5)	Stated Capital:	70,120 million yen (as of March 31, 2008)

(6)	Total Assets:	Not determined at present.

(7)	Net Assets:	Not determined at present.

(8)	End of Fiscal Year:	March 31

(9)	Outline of Accounting Treatment

Komatsu follows the U.S. GAAP. The value of goodwill resulting from the Share Exchange is not determined at present.

(10)	Future Outlook

The impact of the Share Exchange on Komatsu’s consolidated and non-consolidated business results for the fiscal year ending March 31, 2009 will be immaterial.

[End of Document]

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